FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 25, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

 ABSTRACT OF THE MINUTES OF THE 10th/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November  24, 2011, at 9:00 a.m. at Rua Hungria, 1400 in the city and state of São Paulo. QUORUM: all of the board members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1.  Rotation of the auditors – The Board of Directors approved the engagement of Ernst & Young Terco as independent auditors of BRF – Brasil Foods S.A. and its subsidiaries as from the year beginning January 1 2012 pursuant to the recommendation of the Fiscal Council/Audit Committee. 2. Closure of Sadia’s Offices in Japan and the United Kingdom – Approval was granted for the closing down of the activities of the offices of Sadia Japan with address at KK 11-3 Takanaw3-chome, Minato-ku, Tokyo, Japan and Sadia U.K., with address at the Limited Unit 2, Brindley Court, Gresley Road, Worcester, United Kingdom, WR4 9FD. 3.  Substitution of real estate held in  guarantee – Approval was given for the substitution of the guarantees of the property recorded at the real estate registry offices under numbers 5.493, 4.018, 5.602, 5.492, 2076, 15.181, 15.183, 15.185, 5600, 5592, 3644, 5599, 5597, 5508, 5598, 5596, 10092, 4947, 5551 , 3646, 5491, 5505, 5588, 5593, 5500, 5587, 10327, 10744, 5506, 5595, 9828, 9829,6327, 1398 in Três Passos, state of Rio Grande do Sul;  5.109 in Ribeirão Preto, state of São Paulo;  5.717, in Bauru;  2.755; 24.127; 10.983, in Três Passos, state of Rio Grande do Sul;  14.712, in Várzea Grande, state of Mato Grosso; 1.682, 1766 and 1767 as well as the property located in Ribeirão Preto at Rua Nolívia, 1483, Vila Independência,    for guarantees of the property located in Marau, state of Rio Grande do Sul (Poultry Processing Plant – recorded at the real estate registry offices under number 14190 and hatchery Installation – recorded at the real estate registry offices under numbers 6355/7250/25836), with respect to the processes 309.01.2010.031580-2; 2260/1997; 969; 2109/1997; 2111/1997; 6894/1997; 38/1998; 1095/1997; 019.03.004688-0;  155/2009; 801/1998; 2110/1997; 101141996; 586;  2450/1997; 805/1998; 800/1998; 10113/1996; 2449/1997; 10111/1996; 1515/1997; 8970/1998; 39/1998; 10106/1996; 42/1998; 8985/1998; 802/1998; 10112/1996; 2172; 0005358-81.2010.8.12.0002 (002.10.005358-2); 2059461-4/2008. CONCLUSION:  These minutes having been drafted, read and approved were signed by the members of the Board present, Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Allan Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luis Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. São Paulo-SP, Novembro 24, 2011.

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 25, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director